[BB&T Letterhead]

June 18, 2019

VIA EDGAR AND FEDEX

Ms. Erin M. Purnell, Esq.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation

Amendment No. 2 to

Registration Statement on Form S-4

Filed June 14, 2019

File No. 333-230179

Dear Ms. Purnell:

On behalf of BB&T Corporation (“BB&T”), and in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to BB&T’s amended registration statement on Form S-4 filed with the Commission on June 14, 2019 (the “Registration Statement”) contained in your letter dated June 18, 2019 (the “Comment Letter”), I submit this letter containing BB&T’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

General

1.

We note that your proxy statement/prospectus contains a number of blanks for information such as the most recent closing price of BB&T’s common stock, the special meeting dates and the record date. Please file a pre-effective amendment to your proxy statement/prospectus that includes all missing information. Refer to Rule 430(a) of the Securities Act.

Erin M. Purnell

Securities and Exchange Commission

June 18, 2019

RESPONSE:

In response to the Staff’s comment, BB&T is filing Amendment No. 3 on the date hereof, which includes all missing information.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 5.1, page II-3

2.

We note that counsel has assumed on page 2 that the Corporation will continue to be in good standing through the date upon which the Securities are issued. Please remove this assumption as it is not appropriate for counsel to assume that the registrant is legally incorporated. For more information, please refer to Section I.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, BB&T has revised page 2 of Exhibit 5.1 to Amendment No. 3 to remove this assumption.

Exhibits 8.1 and 8.2, page II-3

3.

We note that both tax opinions are short-form tax opinions. Please revise the tax disclosure in the proxy statement/prospectus and file revised tax opinions to clearly state that the disclosure in the tax consequences section of the proxy statement/prospectus is the opinion of the named counsel. For more information, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the tax disclosure on page 112 of the joint proxy statement/prospectus and has filed revised tax opinions as Exhibits 8.1 and 8.2 to Amendment No. 3.

*        *        *

BB&T acknowledges that:

•	BB&T is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BB&T may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Erin M. Purnell

Securities and Exchange Commission

June 18, 2019

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com.

Very truly yours,

/s/ Robert J. Johnson, Jr.
Robert J. Johnson, Jr.

cc:	Ellen M. Fitzsimmons, SunTrust Banks, Inc.

Edward Herlihy, Wachtell, Lipton, Rosen & Katz

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

H. Rodgin Cohen, Sullivan & Cromwell LLP

Mitchell S. Eitel, Sullivan & Cromwell LLP